Exhibit 99.1

TEVA ANNOUNCES LAUNCH OF GENERIC EPZICOM® TABLETS

IN THE UNITED STATES

Jerusalem, September 29, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of a generic equivalent of Epzicom®1 (abacavir and lamivudine) tablets, 600 mg/300 mg, in the United States (U.S.). Abacavir and lamivudine tablets are indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection. When used in combination with other antiretroviral medicines used to treat HIV-1 infection, abacavir and lamivudine tablets may help to:

•	Reduce the amount of HIV-1 in affected patients’ blood (viral load), and

•	Increase the number of CD4+ (T) cells in affected patients’ blood to help fight off other infections.

Reducing the amount of HIV-1 and increasing the CD4+ (T) cells in the blood may help improve affected patients’ immune systems, and may reduce the risk of death or getting infections that can happen when a patient’s immune system is weak (opportunistic infections). Abacavir and lamivudine tablets are not a cure for HIV or AIDS.

Teva continues its commitment to strengthening its generics business with continued investment in newer, higher-quality generic products. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market. The addition of this product to Teva’s HIV antiretroviral portfolio allows Teva to continue to grow in this therapeutic area.

To date, Teva has over 300 product registrations pending FDA approval and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, 1-in-6 generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Epzicom® (abacavir and lamivudine) tablets had annual sales of approximately $449 million in the U.S. according to IMS data as of July 2016.

About Abacavir and Lamivudine Tablets

Abacavir and lamivudine tablets, in combination with other antiretroviral agents, are indicated for the treatment of human immunodeficiency virus type 1 (HIV-1) infection.

Important Safety Information

Serious and sometimes fatal hypersensitivity reactions have occurred with abacavir-containing products. Hypersensitivity to abacavir is a multi-organ clinical syndrome. Patients who carry the HLA-B*5701 allele are at a higher risk of experiencing a hypersensitivity reaction to abacavir. Abacavir and lamivudine tablets are contraindicated in patients with a prior hypersensitivity reaction to abacavir and in HLA-B*5701-positive patients. Lactic acidosis and severe hepatomegaly with steatosis, including fatal cases,

[1]	Epzicom® is a registered trademark of GlaxoSmithKline.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912

	Ran Meir	United States	(215) 591-3033

	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687

	Denise Bradley	United States	(215) 591-8974

	Nancy Leone	United States	(215) 284-0213

have been reported with the use of nucleoside analogues. Severe acute exacerbations of hepatitis B have been reported in patients who are co-infected with hepatitis B virus (HBV) and human immunodeficiency virus (HIV-1) and have discontinued lamivudine, a component of abacavir and lamivudine tablets.

Abacavir and lamivudine tablets are contraindicated in patients who have the HLA-B*5701 allele; patients with prior hypersensitivity reaction to abacavir or lamivudine; and patients with moderate or severe hepatic impairment.

Hepatic decompensation, some fatal, has occurred in HIV-1/HCV co-infected patients receiving combination antiretroviral therapy and interferon alfa with or without ribavirin. Discontinue abacavir and lamivudine tablets as medically appropriate and consider dose reduction or discontinuation of interferon alfa, ribavirin, or both. Immune reconstitution syndrome and redistribution/accumulation of body fat have been reported in patients treated with combination antiretroviral therapy.

Abacavir and lamivudine tablets are not recommended with other products containing abacavir or lamivudine or emtricitabine-containing products. The underlying risk of coronary heart disease should be considered when prescribing antiretroviral therapies, including abacavir, and action taken to minimize all modifiable risk factors. The most commonly reported adverse reactions of at least moderate intensity (incidence greater than 5%) in an adult HIV-1 clinical trial were drug hypersensitivity, insomnia, depression/depressed mood, headache/migraine, fatigue/malaise, dizziness/vertigo, nausea, and diarrhea.

For more information, please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912

	Ran Meir	United States	(215) 591-3033

	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687

	Denise Bradley	United States	(215) 591-8974

	Nancy Leone	United States	(215) 284-0213

future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912

	Ran Meir	United States	(215) 591-3033

	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687

	Denise Bradley	United States	(215) 591-8974

	Nancy Leone	United States	(215) 284-0213